------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
------                                            OMB Number:          3235-0287
FORM 4                                            Expires:      January 31, 2005
------                                            Estimated average burden
                                                  hours per response ....... 0.5
                                                  ------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940
[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
================================================================================
1. Name and Address of Reporting Person*

  Martori                        Joseph                        P.
--------------------------------------------------------------------------------
   (Last)                            (First)                       (Middle)

   2111 East Highland Avenue, Suite 210
--------------------------------------------------------------------------------
                                     (Street)

   Phoenix                          AZ                          85016
--------------------------------------------------------------------------------
   (City)                            (State)                        (Zip)
================================================================================
2. Issuer Name AND Ticker or Trading Symbol

   ILX Resorts Incorporated ("ILX")
================================================================================
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


================================================================================
4. Statement for Month/Day/Year

   April 14, 2003
================================================================================
5. If Amendment, Date of Original (Month/Day/Year)


================================================================================
6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)
   [X] Director                          [X] 10% Owner
   [X] Officer (give title below)        [ ] Other (specify below)

   Chairman & CEO
   ------------------------------------
================================================================================
7. Individual or Joint/Group Filing (Check applicable line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More Than one Reporting Person
================================================================================

           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned

==========================================================================================================================
                             |             |            |             |                  | 5.       |          |
                             |             |            |             |                  | Amount   |          |
                             |             |            |             |                  | of       |          |
                             |             |            |             |                  | Secur-   |          |
                             |             |            |             |   4.             | ities    |          | 7.
                             |             |            |             |   Securities     | Bene-    | 6.       | Nature
                             |             |            |             |   Acquired (A)   | ficially | Owner-   | of
                             |             |            |             |   or Disposed    | Owned    | ship     | Indirect
                             |             | 2A.        | 3.          |   of (D) (Instr. | Following| Form:    | Bene-
                             |             | Deemed     | Transaction |   3, 4 and 5)    | Reported | Direct   | ficial
                             | 2.          | Execution  | Code        | ---------------- | Trans-   | (D) or   | Owner-
1.                           | Transaction | Date, if   | (Instr. 8)  |       |(A)|      | action(s)| Indirect | ship
Title of Security            | Date (Month/| any (Month/| ----------- | Amount|or |Price | (Instr.  | (I)      | (Instr.
(Instr. 3)                   | Day/Year)   | Day/Year)  | Code  |  V  |       |(D)|      | 3 and 4) | (Instr.4)|  4)
--------------------------------------------------------------------------------------------------------------------------
Series A Preferred 2/7/2003                                                                      555    D&I         (1)
--------------------------------------------------------------------------------------------------------------------------
Common (3/17/2003)                                                                         1,113,885    D&I         (2)
--------------------------------------------------------------------------------------------------------------------------
Common (Charitable Donation)    4/14/03                                 10,000  D   $7.89  1,103,885    D&I         (2)
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------

==========================================================================================================================

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

=========================================================================================================================
             |       |        |        |       |5.       |                 |             |       |9.      |10.   |
             |       |        |        |       |Number   |                 |             |       |Number  |Owner-|
             |       |        |        |       |of       |                 |7.           |       |of      |ship  |
             |2.     |        |        |       |Deriv-   |                 |Title and    |       |Deriv-  |of    |
             |Conver-|        |        |       |ative    |                 |Amount of    |       |ative   |Deriv-|11.
             |sion   |        |        |       |Secur-   |                 |Underlying   |       |Secur-  |ative |Nature
             |of     |        |3A.     |       |ities    |6.               |Securities   |8.     |ities   |Secur-|of
             |Exer-  |        |Deemed  |4.     |Acquired |Date             |(Instr. 3    |Price  |Bene-   |ity:  |In-
             |cise   |3.      |Execu-  |Trans- |(A) or   |Exercisable and  |and 4)       |of     |ficially|Direct|direct
             |Price  |Trans-  |tion    |action |Disposed |Expiration Date  |-------------|Deriv- |Owned   |(D) or|Bene-
1.           |of     |action  |Date,   |Code   |of(D)    |(Month/Day/Year) |      |Amount|ative  |at End  |In-   |ficial
Title of     |Deriv- |Date    |if any  |(Instr.|(Instr.3,|-----------------|      |or    |Secur- |of      |direct|Owner-
Derivative   |ative  |(Month/ |(Month/ |8)     |4 and 5) |Date    | Expira-|      |Number|ity    |Month   |(I)   |ship
Security     |Secur- |Day/    |Day/    |------ |-------- |Exer-   | tion   |      |of    |(Instr.|(Instr. |(Instr|(Instr.
(Instr. 3)   |ity    |Year)   |Year)   |Code|V |(A) | (D)|cisable | Date   |Title |Shares|5)     |4)      |4)    |4)
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

=========================================================================================================================

Explanation of Responses:
1. Includes 340 shares owned by Martori Enterprises Incorporated.
2. Includes 827,310 shares owned by Martori Enterprises Incorporated, 132,300 shares held in IRA accounts of which Mr. Martori is beneficiary, 7,818 shares held by his wife, 212 shares held by a trust of which he is trustee, 5,100 shares which he holds as custodian for Arianne Terres Martori and 142 shares owned by an estate of which he is a personal representative.

/s/ Joseph P. Martori                                         4/15/03
-------------------------------               ------------
**Signature of Reporting Person                   Date

*      If the form is filed by more than one reporting person, see
       Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.